

July 19, 2018

R. Perley McBride
Executive Vice President and Chief Financial Officer
Frontier Communications Corp.
401 Merritt 7
Norwalk, Connecticut 06851

      Re: Frontier Communications Corp.
          Form 10-K for the Fiscal Year Ended December 31, 2017
          Filed March 1, 2018
          Form 10-Q for the Quarterly Period Ended March 31, 2018
          filed May 4, 2018
          File No. 001-11001

Dear Mr. McBride:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended March 31, 2018

Notes to Consolidated Financial Statements
ASC 606 Adoption and Revenue Recognition
Customer Incentives, page 11

1.   We note your disclosure that you consider customer incentives offered as separate performance obligations. You further note that these incentives will continue to be recognized as marketing expenses and included in Selling, general and administrative expenses. To help us better understand your disclosure, please provide specific examples of the incentives offered to customers. In addition, tell us why those incentives, identified as separate performance obligations, would not be more appropriately classified as cost of

sales.

2.   You disclose that there are circumstances where customer incentives issued may exceed the reduction of revenue recorded over the contract term, and result in a recorded contract asset. Please provide examples of the types of incentives that would drive the generation of these contract assets and describe how those incentives would exceed the reduction of revenue over the contract term.

Upfront Fees, page 11

3.   You disclose that when upfront fees provide the customer with a material right to renew, those fees must be deferred and amortized into revenue over the typical contract term. Please clarify what you mean by "typical contract term" and whether this term includes anticipated customer renewals.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Charles Eastman, Senior Staff Accountant at 202-551-3794 or Terry French, Accounting Branch Chief at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Staff Attorney at 202-551-3436 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Division of Corporation Finance
Office of Telecommunications